



08028200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/07___ AND ENDING ___12/31/07___
$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TREVOR, COLE, REID, + MONROE, INC.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

___545 MADISON AVE___ ___SUITE 501___
(No. and Street)

___NEW YORK___ ___NY___ ___10022___
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___LESLIE AGISIM___ ___212 371 3533___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___JOHN P COMPARATO CPA PC___
(Name – if individual, state last, first, middle name)

___PO BOX 585___ ___STONY BROOK___ ___NY___ ___SEC1790___
(Address) (City) (State) (Zip Code)

PROCESSED

Mail Processing Section

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 2 4 2008

THOMSON FINANCIAL

MAR 03 2008

Washington, DC
101

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____LESLIE___ACISIM_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____TREVOR__COLE__REID__&__MONROE__INC_____ , as
of_____DECEMBER_____31,_____, 20 0 7____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                               Signature

_____   President
                                                                               Title

_____
                    Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TREVOR, COLE, REID & MONROE, INC.

INDEX

DECEMBER 31, 2007



JOHN P. COMPARATO C.P.A., P.C.

February 12, 2008

To the Board of Directors
Trevor, Cole, Reid & Monroe, Inc.

We have audited the accompanying statements of financial condition of Trevor, Cole, Reid & Monroe, Inc. as of December 31, 2007 and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Trevor, Cole, Reid & Monroe, Inc. as of December 31, 2007, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Trevor, Cole, Reid & Monroe, Inc. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

John P. Comparato

(signature)

TREVOR, COLE, REID & MONROE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$ 7,235
Due From Affiliate	15,882
TOTAL ASSETS	$ 23,087

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued Expenses	$ 400
	400
STOCKHOLDER'S EQUITY	
Common Stock	9,800
Additional Paid-In Capital	48,245
Retained Earnings <Deficit>	<35,358>
TOTAL STOCKHOLDER'S EQUITY	22,687
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$23,087

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

TREVOR, COLE, REID & MONROE, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE	$ 44,104
EXPENSES	
Management Fees	35,800
SEC Fees	665
Rent	5,000
Professional Fees	1,725
Office Expense	1,085
Insurance	729
TOTAL EXPENSES	45,004
NET INCOME <LOSS> BEFORE PROVISION TAXES	<900>
PROVISION FOR TAXES	< 877>
NET INCOME <LOSS>	$ < 1,777>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

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TREVOR, COLE, REID & MONROE, INC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	RETAINED EARNINGS <DEFICIT>	ADDITIONAL PAID-IN CAPITAL
Balance Dec. 31, 2006	$ 9,800	48,245	<33,581>
Net Income <Loss>	--	--	<1,777>
Balance, Dec. 31, 2007	$ 9,800	$ 48,245	$ <35,358>

TREVOR, COLE, REID & MONROE, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income <Loss>	$ <1,777>
Changes in Operating Assets and Liabilities:	
Increase in Accrued Expenses	300
Decrease in Due from Affiliate	3,047
NET CASH INCREASE BY OPERATING ACTIVITIES	$ 1,570
CASH FLOWS PROVIDED FROM FINANCING ACTIVITIES	--
NET INCREASE IN CASH	1,570
CASH AT BEGINNING OF YEAR	5,685
CASH AT END OF YEAR	$ 7,235

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

TREVOR, COLE, REID & MONROE, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Trevor, Cole, Reid & Monroe, Inc. (the "Company") is a registered broker – dealer in securities under the Securities and Exchange Act of 1934.

The Company clears all its transactions through one security clearing firm. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses another firm for security clearing.

Securities transactions and related revenues are recorded in the financial statement on a settlement-date basis: however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions uniform net capital rule (Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $6,835 which was $1,835 in excess of the amount required. The company's net capital ratio was .06 to 1.

NOTE 3 – FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

As a securities broker- dealer, the Company is engaged in various trading brokerage activates on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of transaction.

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TREVOR, COLE, REID & MONROE, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL

Total Ownership Equity $ 22,687

Add:

Liabilities Subordinated to Claims of General Creditors

Allowable in Computation of Net Capital --

Other (Deductions) or Allowable Credits --

Total Capital and Allowable Subordinated Liabilities $ 22,687

Deductions and/or Charges:

Non-Allowable Assets 15,852

Net Capital Before Haircuts on Securities Position $ 6,835

Haircuts on Securities Positions --

Net Capital $ 6,835

AGGREGATE INDEBTEDNESS

Accrued Expenses 400

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required 5,000

Excess Net Capital @ 1000% 6,795

Ratio: Aggregate Indebtedness to Net Capital .06 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2007 Focus Part II Filing.



P.O. Box 588 □ Stony Brook, NY 11790
631.689.0400 ■ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
Trevor, Cole, Reid & Monroe, Inc.

We have examined the financial statements Trevor, Cole, Reid & Monroe, Inc. for the year ended December 31, 2007 and have issued our report therein dated February 19, 2008. As part of our examination, we made a study and evaluation of the company's system of internal accounting control (which included the procedure for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a)(11) and the procedures of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, of verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or in complying with the requirements for the prompt payment for securities under section 8 of the Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for the customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related cost of control procedures and practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also,

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projections of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions of the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph may not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Trevor, Cole, Reid & Monroe, Inc. as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

The report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

John P Comparato CPA

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 END